[CPSI Letterhead]
January 9, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Stephen Krikorian

Re:	Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 12, 2014
File No. 000-49796

Dear Mr. Krikorian:

This letter is being submitted in response to the comment letter dated December 24, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s response to the Comment Letter. For your convenience, the comment is repeated below in bold, followed by the Company’s response.

Notes to Consolidated Financial Statements

Note 10. Financing Receivables, page 68

1.
We note your response to prior comment 2. At the outset of your Second Generation Meaningful Use Installment Plans, tell us whether you had a history of a collecting all payments as due for a substantive number of completed historical arrangements. Provide us with your analysis that compares the timing of the actual payments received to the contractual payment terms of the completed 2012 Arrangements. Refer to ASC 985-605-55-23.

The Company’s Response: The Company's response to the Staff's comment is organized into two sections: (1) Discussion of Completed Historical Arrangements, and (2) Analysis of Actual vs. Contractual Payment Terms for the 2012 Arrangements.

Discussion of Completed Historical Arrangements

In response to the comment, the Company notes that ASC 985-605-55-23 states:

To have a history of successfully collecting under the original payment terms without making concessions, a vendor would have to have collected all payments as due under comparable arrangements without making concessions. For example, one year of payments under three-year payment arrangements would not provide sufficient history because all of the payments under the contracts would not yet have been paid as due.

As noted in our response dated December 5, 2014 to comment 2 in the Staff's letter dated November 20, 2014, the payment stream under the Second Generation Meaningful Use Installment Plans contains both a fixed periodic payment component and an EHR incentive fund payment component, with a maximum term of three years (two years of EHR incentive fund payments only, followed by twelve months of fixed periodic payment amounts).

With regard to the fixed periodic payment component of the Second Generation Meaningful Use Installment Plans, management was able to conclude at the outset of these arrangements that it had sufficient relevant history by comparison to its historical sales-type leases. As first disclosed in the notes to our audited financial statements for the

Securities and Exchange Commission
January 9, 2015

years ended December 31, 2001 and 2000, which were included in our registration statement on Form S-1 as part of our initial public offering, and continuing to the current date, we have a long-standing history of entering into long-term payment arrangements under sales-type leases with terms ranging from two to five years and successfully collecting amounts due under these arrangements without making concessions. The number of such historical sales-type leases for which the customer has remitted all required payments (i.e. completed arrangements) numbers in the dozens, and concessions have rarely, if ever, been granted to customers. Accordingly, in the professional judgment of management, at the outset of each of the Second Generation Meaningful Use Installment Plans, there were no concessions that would have precluded the Company from concluding that the fees pursuant to such arrangements are fixed or determinable.

As for the EHR incentive fund payment component of the Second Generation Meaningful Use Installment Plans, management was able to conclude at the outset of each of the respective arrangements that it had sufficient relevant history by comparison to the 2012 Arrangements. The table below provides the number of completed 2012 Arrangements as of December 31, 2012 (as nearly all of the Company's Second Generation Meaningful Use Installment Plans commenced at various times subsequent to December 31, 2012)1, as well as the cumulative number of such completed arrangements as of each fiscal period end during 2013:

Completed 2012 Arrangements (cumulative), as of:
December 31, 2012	4
March 31, 2013	5
June 30, 2013	8
September 30, 2013	9
December 31, 2013	11

Although the guidance found in ASC 985-605 with regard to software arrangements with extended payment terms (including the above referenced ASC 985-605-55-23) does not explicitly require a determination of whether the number of successfully completed historical arrangements is substantive, management did take this into consideration in formulating the Company's revenue recognition policies related to Second Generation Meaningful Use Installment Plans. Such a determination inherently requires the exercise of professional judgment and any such determination should be vendor-specific and based on the relevant facts and circumstances. Management concluded that the completed 2012 Arrangements at each of the dates set forth in the table above represented a substantive population of completed historical arrangements. This conclusion was reached based on the following observations:

•
The average contract value of the 2012 Arrangements was in excess of $1.1 million. As such, at each of the dates displayed in the table above, the aggregate contract value for the cumulative completed 2012 Arrangements was considered material.

•
Each of the 2012 Arrangements represented a new system installation (as opposed to add-on sales to our existing customer base), for which the Company has averaged approximately 30 per year for the past five years. As such, at each of the dates displayed in the table above, the cumulative number of completed 2012 Arrangements represented a significant portion of annual new system installations and, consequently, represented a significant quantity in terms of our annual operations.

•
As discussed above, we have a long-standing history of entering into long-term payment arrangements under sales-type leases. The volume with which the Company has entered into such historical sales-type leases has varied, but has generally ranged from 5 to 10 per year. As such, at each of the dates displayed in the table above, the cumulative number of completed 2012 Arrangements represented a significant volume when compared to our historical volume of software arrangements with extended payment terms.

The above discussion assumes that the presumption provided in ASC 985-605-25-34 that the licensing fee is not fixed or determinable in the presence of extended payment terms applies to our Second Generation Meaningful Use Installment Plans. However, this presumption is explicitly limited by the ASC to arrangements for which "payment of a significant portion of the software licensing fee is not due until after the expiration of the license or more than 12 months after delivery." As noted in our response dated December 5, 2014 to comment 2 in the Staff's letter dated November 20, 2014, management can reasonably expect that the substantial majority of amounts due under these arrangements will be due and received within one year of installation due to the expected timing and significance of EHR incentive payment amounts. As a result, we believe that a reasonable interpretation is that the presumption provided in ASC 985-605-25-34 is not applicable to our Second Generation Meaningful Use Installment Plans as the

1 We note for the Staff that only two Second Generation Meaningful Use Installment Plans were entered into prior to January 1, 2013.

Securities and Exchange Commission
January 9, 2015

expected remaining balance after receipt of EHR incentive payment amounts is not likely to be significant for these arrangements. Despite this interpretation, management applied to our Second Generation Meaningful Use Installment Plans the more stringent and conservative criteria required to overcome the presumption provided in ASC 985-605-25-34.

Analysis of Actual vs. Contractual Payment Terms for the 2012 Arrangements

As noted in our response dated December 5, 2014 to comment 2 in the Staff's letter dated November 20, 2014, the contractual payment terms for the 2012 Arrangements require customers to remit to the Company incentive payments received under the EHR incentive program with only nominal monthly payment amounts required until the customer's receipt of such incentive payments. In the event that the EHR incentive payments insufficient to extinguish the entire remaining balance under the arrangement, the contracted nominal monthly payments continue until the balance is paid in full.

The nominal monthly payment amounts required under these arrangements have been billed and collected pursuant to our standard billing and collection procedures for all of the completed 2012 Arrangements, with no concessions. As for the EHR incentive payment amounts, the respective contractual provisions merely require that:

The full amount of any Meaningful Use funds received by Licensee from Medicare and/or Medicaid shall be paid to Licensor upon receipt and applied to the retirement of the balance due.

As noted in our response dated December 5, 2014 to comment 2 in the Staff's letter dated November 20, 2014 and as reflected in the contract provision quoted above, the contractual terms of the 2012 Arrangements contained no specificity with respect to the timing of customer attestation for EHR incentive funds and, similarly, provided the Company with little to no insight into or control over the attestation process. Additionally, prior to the fourth quarter of 2013, the information on EHR incentive fund recipients publicly reported by the Centers for Medicare & Medicaid Services was insufficient to allow the Company to independently identify and quantify individual customer receipt of EHR incentive funds. As a result, the Company was primarily dependent upon the self-reporting of our customers to determine the timing and amount of these EHR incentive fund receipts. For example, each of the four customers with completed 2012 Arrangements as of December 31, 2012 had promptly remitted to the Company EHR incentive amounts upon notifying the Company of their receipt of such funds. To date, no concessions have been granted related to the completed 2012 Arrangements.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4013. Thank you very much for your attention to this matter.

Very truly yours,

/s/ David A. Dye

David A. Dye
Chief Financial Officer

cc:	J. Boyd Douglas, Computer Programs and Systems, Inc.
Matt J. Chambless, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.